J. JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2022 and 2021

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2022 AND 2021

_____

	2022	2021
ASSETS		
CURRENT ASSETS		
Cash	$ 41,660	$ 40,596
Related Party Receivables	-	1,628
	41,660	42,224
NON-CURRENT ASSETS		
Right-Of-Use-Assets, Net	55,861	-
Fixed Assets	44,430	44,430
Accumulated Depreciation	(16,320)	(10,815)
TOTAL NON-CURRENT ASSETS	83,971	33,615
TOTAL ASSETS	$ 125,630	$ 75,839
LIABILITIES AND MEMBERS' EQUITY		
NON-CURRENT LIABILITIES		
Lease Liabilities	55,861	-
Related Party Loan	571	-
Long Term Loan-Revenue Share Agreements	-	62,051
Accrued Interest	38,725	38,725
TOTAL LIABILITIES	95,157	100,776
MEMBERS' EQUITY		
Contributed Capital	34,441	55,953
Retained Earnings (Deficit)	(3,967)	(80,890)
TOTAL MEMBERS' EQUITY	30,474	(24,937)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 125,630	$ 75,839

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Operating Income		
Sales	$ 439,199	$ 360,475
Cost of Goods Sold	79,398	16,707
Gross Profit	359,801	343,768
Operating Expense		
General & Administrative	136,294	234,510
Payroll	71,737	40,338
Rent	61,917	89,596
Legal & Professional	6,996	14,447
Depreciation & Amortization	5,505	5,505
Advertising & Marketing	429	2,306
	282,878	386,702
Net Income (Loss) from Operations	76,923	(42,934)
Other Income		
Other Income	-	40,408
Interest Expense	-	(38,725)
Net Income (Loss)	$ 76,923	$ (41,250)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements. (Unaudited)

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
_____

	2022	2021
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 76,923	$ (41,250)
Depreciation and Amortization	5,505	5,505
Change in Related Party Receivables	1,628	(1,628)
Net Cash Flows From Operating Activities	84,056	(37,373)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	-	(23,927)
Acquisition of Right-Of-Use-Assets, Net	(55,861)	-
Net Cash Flows From Investing Activities	(55,861)	(23,927)
Cash Flows From Financing Activities		
Capitalization of Accrued Interest	-	38,725
Increase in Lease Liabilities	55,861	-
Proceeds from Borrowings	571	62,051
Draws on Contributions	(21,512)	(2,520)
Repayment of Borrowings	(62,051)	-
Net Cash Flows From Financing Activities	(27,131)	98,256
Cash at Beginning of Period	40,596	3,640
Net Increase In Cash	1,064	36,955
Cash at End of Period	$ 41,660	$ 40,596

J.JOHNSON & COMPANY, LLC d/b/a HUBB KITCHENS
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

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		Contributed Capital	Retained Earnings (Deficit)	Total Members' Equity
Balance at December 31, 2020	$ -	$ 58,473	$ (39,640)	$ 18,833
Draws on Contributions		(2,520)		(2,520)
Net Loss			(41,250)	(41,250)
Balance at December 31, 2021	$ -	$ 55,953	$ (80,890)	$ (24,937)
Draws on Contributions		(21,512)		(21,512)
Net Income			76,923	76,923
Balance at December 31, 2022	$ -	$ 34,441	$ (3,967)	$ 30,474

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

J. Johnson & Company, LLC ("the Company") is a limited liability company organized under the state of North Carolina. The Company offers food entrepreneurs an affordable solution to own or lease a kitchen through their shared commercial kitchen spaces.

The Company wholly owns Corporation Parkway Kitchen, LLC. The financial statements have been consolidated to show the operations of both the Company and the subsidiary entity. All intercompany transactions have been eliminated in consolidation.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been consolidated and prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary operating in the State of North Carolina. In preparing the consolidated financial statements, the Company has eliminated all significant inter-company balances and transactions from the statements.

Significant Risks and Uncertainties

The Company is subject to customary risks, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. As of December 31, 2022, and 2021, fixed assets consisted of the following: tools, machinery, computer equipment, and furniture & fixtures used for the operations of the business.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from: (1) membership fees amounting to $21,960 in 2022 and $28,838 in 2021 (2) hourly rental fees amounting to $241,559 in 2022 and $234,309 in 2021 (3) storage rental fees amounting to $21,960 in 2022 and $90,119 in 2021 (4) consulting services amounting to $43,920 in 2022 and $7,210 in 2021 (5) product sales amounting to $109,800 in 2022 and $0 in 2021.

According to GAAP standards, all stated revenue has been recognized at the point when the service has been performed, and the customer has obtained the benefits of the service. Revenue from the sale of products was recognized at the point of delivery.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2022 and 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Related Party Receivables

The Company grants credits to related parties to cover certain expenses. The receivables represent advancements by the Company to its partner. The receivables do not accrue interest and have no scheduled repayment due date. As of December 31, 2022 and 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Leases

The Company occupied retail space under a non-cancellable operating lease. The lease term expired on April 30, 2022, and was not renewed.

The Company currently occupies multiple retail spaces under non-cancellable operating leases. The leases will expire in 2026 and may be renewed at the option of the Company at the then-current market rate.

Future minimum monthly payments due under the leases are as follows; excluding additional rental payments, common area maintenance fees, insurance, property taxes and other miscellaneous fees:

2023- $9,963
2024- $10,075
2025- $10,189

The Company assesses whether an arrangement qualifies as a lease (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration) at inception and only reassesses its determination if the terms and conditions of the arrangement are changed. The Company uses a risk-free discount rate based on the information available at the commencement date in determining the present value of lease payments which goes as follows:

Lease Terms and Discount Rates:

	__12/31/2022__
Weighted-Average Remaining Lease Terms (Years)	
Operating leases	3.4
Risk-Free Discount Rates	
Operating leases	6.00%

Other Income – Disaster Assistance

In 2021, the Company received disaster assistance in the form of state-local grants and loans under the Paycheck Protection Program ("PPP"), the Covid-19 Economic Injury Disaster Loan Program ("EIDL"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements as a partnership in the federal jurisdiction of the United States. All items of income and expense are reported by the Company's members on their individual tax returns.

NOTE C- DEBT

Long Term Loan- Revenue Share Agreements

In 2021, the Company entered into multiple revenue sharing agreements (the "Long Term Loan-Revenue Share Agreements") amounting to $62,051 with various investors in connection with its services. The investors are entitled to receive payment from the Company for each calendar quarter in an amount equal to 1.5 times the investment amount. The Company makes quarterly payments until all debt is settled. As of December 31, 2022, the Company has $38,725 in accrued interest related to the Notes.

During 2022, the Company paid the principal sum in full. The non-payment of accrued interest does not imply any default or breach of the debt agreements. The Company is currently managing its cash flows to fulfill its obligations, including the payment of accrued interest.

Related Party Loan

During 2022, the Company issued a related party note payable in exchange for cash for the purpose of funding continuing operations ("the Related Party Loan"). The loan bears no interest and is payable at a future date to be determined by management.

NOTE D- EQUITY

The Company currently has three classes of equity outstanding.

Class A Units: Class A units shall be entitled to cast one vote for each Class A Unit that the Member owns.

Class B Units: Class B units shall be entitled to cast one vote for each Class B Unit that the Member owns.

Class C Units: Class C units shall be entitled to cast one vote for each Class C Unit that the Member owns.

As of December 31, 2022 and 2021, the number of shares issued and outstanding by class was as follows:

Class A	2,910,119
Class B	898,348
Class C	1,633,403

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- LLC MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the financial liability of members of the Company for the financial obligations of the Company is limited to each member's contribution of capital to the Company.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 10, 2023, the date that the financial statements were available to be issued.